SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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In the Matter of Dominion Resources, Inc. Richmond, Virginia File Nos. 70-9517 70-9477 70-9555 70-9679 (Public Utility Holding Company Act of 1935)	:	CERTIFICATE OF NOTIFICATION NO.12 TRANSACTIONS DURING PERIOD October 1, 2002 through December 31, 2002
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TO THE SECURITIES AND EXCHANGE COMMISSION:

Dominion Resources, Inc., a Virginia corporation and registered holding company ("Dominion"), hereby submits the following Certificate of Notification pursuant to Rule 24.

By order dated December 15, 1999 (HCAR No. 27112) (the "Initial Financing Order") in the proceedings at File No. 70-9517, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion and Consolidated Natural Gas Company ("Old CNG"), to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Initial Financing Order authorized post-Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.

By Commission order dated May 24, 2001 (HCAR No. 27406) (the "Second Financing Order") in the proceedings at File No. 70-9555, the financing authorizations of Dominion and its subsidiaries given in the Initial Financing Order were enhanced and extended.

By Commission order dated October 5, 2000 (HCAR No. 27242) (the "Restructuring Order") in the proceeding at File No. 70-9679, Dominion was authorized to reorganize and restructure its existing nonutility interests along business and functional lines, using one of several business organizations.

By Commission order dated December 28, 2001 (HCAR No. 27485) in the proceeding at File No. 70-9555, an increase to Dominion's EWG investment limit was approved (the "December 28, 2001 Order").

By Commission order dated January 28, 2003 (HCAR No. 27644) in the proceeding at File No. 70-9477, Dominion was granted authorization to continue its process of divesting the holdings of its subsidiary Dominion Capital,Inc. ("DCI") beyond the third anniversary of the effective date of the merger authorized in the Commission's order of December 15, 1999 (HCAR No. 27113) (the "January 28, 2003 Order"). The January 28, 2003 Order requires that certain financial information relating to DCI's investments be filed with the Commission on a quarterly basis.

This certificate provides information with respect to transactions occurring under the Initial Financing Order, the Second Financing Order, the Restructuring Order, the December 28, 2001 Order and the January 28, 2003 Order with respect to Dominion and its subsidiaries, including Dominion Energy, Inc. ("DEI"), DCI, and Virginia Electric and Power Company ("Virginia Power").

Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I. EWG/FUCO Investments

A. As determined pursuant to the December 28, 2001 Order, the Modified Rule 53 Test applicable to Dominion's investments in EWGs and FUCOs is one hundred percent of consolidated retained earnings plus $4.5 billion. At December 31, 2002, Dominion's "aggregate investment"(as defined in Rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $3.1 billion(a) and "consolidated retained earnings" (as defined in Rule 53(a) under the PUHCA) was approximately $1.3 billion. Accordingly, at December 31, 2002, Dominion's remaining investment capacity under the Modified Rule 53 Test was approximately $2.7 billion.

B. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

C. At December 31, 2002, Dominion's consolidated capitalization ratio was: debt 56%, common equity 38%, and preferred securities of subsidiaries of 6%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

D. At December 31, 2002, the market-to-book ratio of Dominion's common stock was 1.66 to 1.

E. In the fourth quarter of 2002, Dominion invested or committed to invest in EWG's or FUCO's amounts that count against the Modified Rule 53 Test. Such amounts are set forth in Exhibit A, which is being filed in paper format pursuant to a request for confidential treatment under Rule 104(b) of PUHCA.

F. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Project in the fourth quarter.

(a)The amount of Dominion's "Aggregate Investment" excludes undistributed equity earnings and includes guarantees in the amount of $1.5 billion.

G. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, net income and revenues of Dominion's EWG and FUCO Projects for the three months ending December 31, 2002.

II. FINANCING BY DOMINION

A. Sale of Dominion Common Stock

1. Sales to Plans

Dominion issued and sold the following shares of its common stock during the reporting period.

	Number of Shares| (thousands)	Dollar Values (thousands)

Dominion Direct Investment Plan	662	34,304
Employee Savings Plan	344	17,831

2. Public Offerings

During the period, Dominion issued 28 million shares of common stock and received proceeds of $1.1 billion.

B. Short Term Debt

During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on December 31, 2002 were as follows.

	Maximum Outstanding (thousands)	Principal Amount as of 12/31/02 (thousands)

Dominion	$764,367	$353,545
Virginia Power	518,420	442,767

As of December 31, 2002, Virginia Power had no Extendible Commercial Notes (ECNs) outstanding. The maximum amount of ECN's outstanding during the quarter was $50 million. ECNs are unsecured notes that Virginia Power sells in private placements. Any ECNs would have a stated maturity of 390 days from issuance and may be redeemed earlier at Virginia Power's option.

In September 2002, Dominion financed its acquisition of Cove Point LNG Limited Partnership from a subsidiary of the Williams Companies with commercial paper supported by a $250 million revolving credit facility. The facility terminated on March 5, 2003 and was not renewed. No borrowings were made under this credit facility during the quarter.

C. Long-Term Debt

During the fourth quarter of 2002, Dominion issued $300 million of 2002 Series D 5.125 percent senior notes due 2009 and $300 million of 2002 Series E 6.75 percent senior notes due 2032. Of the proceeds of this offering, $500 million was deposited into an escrow account solely for the purpose of being used to repay approximately one half of the aggregate principal amount of Dominion's 2001 Series A 6.0 percent senior notes maturing in January 2003. The remaining net proceeds will be used for general corporate purposes, including the repayment of debt.

D. Interest Rate Swaps

On December 16, 2002, Dominion executed an interest rate swap with Wachovia Bank to hedge fixed rate debt. The financial terms of the swap are being filed under separate cover as Exhibit D under a claim of confidential treatment pursuant to Rule 104(b).

III. EQUITY INVESTMENTS IN, AND GUARANTEES AND OTHER CREDIT SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI, CNG AND/OR THEIR SUBSIDIARIES

A. Equity Investments

During the quarter, Dominion converted certain amounts receivable from its subsidiaries to capital contributions. Those amounts included $1 million to Virginia Power's unregulated subsidiaries, $282 million to CNG, $11 million to DCI, $13 million to DEI, and $2 million to Dominion Resources Services, Inc. Dominion also acquired $150 million of Virginia Power's common stock during the period in exchange for a reduction in amounts receivable from Virginia Power.

B. Guarantees and Other Credit Support

Guarantees

Dominion has issued guarantees to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total outstanding exposure on these guarantees as of December 31, 2002 is approximately $4.1 billion, and the subsidiaries' debt subject to such guarantees totaled $541 million.

Standby Letters of Credit

At December 31, 2002, DEI had authorized the issuance of standby letters of credit by a financial institution in the amount of $106 million, for the benefit of certain counterparties that had extended credit to this subsidiary. In the unlikely event that DEI does not pay amounts when due under the covered contracts, any covered counterparty may present its claim for payment to the financial institution, which would then request payment from DEI, as applicable. The letters of credit of DEI are backed by the 3-year revolving credit facility that matures in May 2005. As of December 31, 2002, no amounts had been presented for payment under these letters of credit.

Surety Bonds

At December 31, 2002, Dominion and Virginia Power had purchased $117 million of surety bonds, of which $57 million was associated with the financial assurance requirements imposed by the Nuclear Regulatory Commission with respect to the decommissioning of Virginia Power's nuclear units. Under the terms of the surety bonds related to nuclear decommissioning, Virginia Power is obligated to indemnify the respective surety bond company for any amounts paid. The liability for future nuclear decommissioning is included in Dominion's consolidated balance sheets at December 31, 2002. The remaining $60 million relates to surety bonds purchased by various Dominion subsidiaries for purposes, such as providing worker compensation coverage and obtaining licenses, permits and rights-of-way. To the extent liabilities are incurred as a result of the activities covered by the surety bonds, such liabilities would be included in Dominion's consolidated balance sheets until paid. Under the terms of the surety bonds, Dominion is obligated to indemnify the respective surety bond company for any amounts paid on behalf of its subsidiaries.

Short-term Demand Note

During the quarter ended December 31, 2002, Dominion advanced $737 million, net of repayments, to CNG pursuant to a short-term demand note (Demand Note); Dominion subsequently declared $250 million of the amounts borrowed by CNG to be an equity contribution (see III-A). At December 31, 2002, the net outstanding borrowings under the Demand Note totaled $563 million.

IV. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

Long Term Debt

A. Sale of 5.50 percent Preferred Stock

See attached Form U-6B-2 filed as Exhibit C.

B. Pollution Control Bonds

On November 8, 2002, Virginia Power converted $292 million of its variable rate pollution control bonds to fixed rates, ranging from 4.95% to 5.875%. The terms of the bonds remain the same.

C. Maturities

On December 9, 2002, an aggregate principal amount of $30 million of Virginia Power's 1992 Series E01 7.57 percent medium-term notes matured.

On December 11, 2002, an aggregate principal amount of $30 million of Virginia Power's 1992 Series E02 7.55 percent medium-term notes matured.

D. Redemptions

In October 2002, Virginia Power purchased and redeemed all shares of its variable rate preferred stock June 1989 Series for $75 million, representing a price of $100 per share.

  Interest Rate Swap Transactions

On November 8, 2002, Virginia Power executed four interest rate swap transactions with Citibank, N.A., New York and JPMorgan Chase Bank to hedge fixed rate debt. The financial terms of the swaps are being filed under separate cover as Exhibit D under a claim of confidential treatment pursuant to Rule 104(b).

V. RESTRUCTURING OF NONUTILITY INTEREST

From time to time Dominion Exploration & Production, Inc. ("DEPI") may enter into a standard form of farm-out agreement with Dominion Transmission, Inc. ("DTI") with respect to leases owned by DTI. DEPI pursuant to the agreements would acquire the right to drill wells on lands covered by leases owned by DTI. DTI, to the extent DEPI has completed wells under the agreement, is obligated to assign to DEPI the rights to the wells and associated leases following request by DEPI. To the extent such lease interests may be considered an interest in a business, the assignment of the leases from DTI to DEPI would be a restructuring of nonutility interests within the Dominion system pursuant to the Restructuring Order.

VI. DCI INVESTMENTS

Certain information regarding DCI's investments and divestitures during the fourth quarter of 2002 are being filed under separate cover as Exhibit E under a claim of confidential treatment pursuant to Rule 104(b).

VII. EXHIBITS

A. Financial Information regarding the aggregate investment by Dominion in EWG/FUCO projects. (Filed under confidential treatment pursuant to Rule 104(b)).

B. Joint Form U-6B-2 filed on behalf of the companies listed therein for Rule 52 transactions reported for the quarter.

  Form U-6B-2 for Rule 52 transactions by Virginia Power.

  Financial Information regarding Interest Rate Swaps by Dominion and Virginia Power. (Filed under confidential treatment pursuant to Rule 104(b)).

  Financial Information regarding DCI's current investments and divestitures. (Filed under confidential treatment pursuant to Rule 104(b)).

SIGNATURE

The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.
/s/ James F. Stutts
By James F. Stutts It's Attorney

March 31, 2003

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By
Dominion Resources, Inc. ("DRI")
Dominion Energy, Inc. ("DEI")
Dominion Capital, Inc. ("DCI")
Dominion Alliance Holding, Inc. ("DAH")
Dominion Metering Services, Inc. ("DMS")
Dominion Energy Direct Sales, Inc. ("DEDS")
Dominion Cogen WV, Inc. ("Cogen")
Kincaid Generation, LLC ("Kincaid")
Dominion Energy Services Company, Inc. ("DESCO")
Dominion Reserves, Inc. ("DRV")
State Line Energy, LLC ("State Line")
Dominion Appalachian Development, Inc. ("DADI")
Dominion Appalachian Development Properties, LLC ("DADP")
Dominion Midwest Energy, Inc. ("DMEI")
Dominion Michigan Production Services, Inc. ("DMPS")
Dominion Gas Processing MI, Inc. ("DGPM")
Dominion Black Warrior Basin, Inc. ("DBWB")
Dominion Reserves - Utah, Inc. ("DRVU")
Dominion Reserves - Indiana, Inc. ("DRVI")
Dominion Reserves Gulf Coast, Inc. ("DRVG")
Cypress Energy, Inc. ("Cypress")
San Juan Partners, LLC ("San Juan")
Virginia Electric and Power Company ("VEPCO")
Virginia Power Services, Inc. ("VPS")
Virginia Power Nuclear Services ("VPNS")
Virginia Power Energy Marketing, Inc. ("VPEM")
Virginia Power Services Energy Corp., Inc. ("VPSE")
Virginia Power Nuclear Services, Inc. ("VPNS")

This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.
1.	Type of the security or securities:

Evidence of indebtedness for Advances ("Advances").

2.	Issue, renewal or guaranty:

Issue by book entry.

3.	Principal amount of each security:

Funds are borrowed and/or repaid daily as cash needs indicate.

4.	Rate of interest per annum of each security:

The annual interest rate on the Advances mirrors that of the lending company on its indebtedness.

5.	Date of issue, renewal or guaranty of security:

Borrowings are made on a daily basis and reported at the end of the quarter.

6.	If renewal of security, give date of original issue:

Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.	Date of maturity of each security:

Open account.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

See Schedule 1.

9.	Collateral given with each security, if any:

None.

10.	Consideration received for each security:

None, other than interest accrued.

11.	Application of proceeds of each security:

To provide working capital.

12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

Schedule 1
Inter-Company Advances

Borrower	Lender	Outstanding Advances (thousands) 12/31/02
DEI	DRI	716,838
DCI	DRI	698,660
DAH	DRI	9,008
DMS	DRI	197
DEDS	DEI	14,476
VPS	VEPCO	199,995
DRV	DEI	137,823
DEI	Cogen	22,293
DEI	Kincaid	5,345
DEI	DESCO	6,681
State Line	DEI	169,793
DRV	DADI	47,962
DADP	DRV	90,778
DRV	DMEI	50,952
DRV	DMPS	5,674
DGPM	DRV	8,595
DBWB	DRV	43,656
DRV	DRVU	24,967
DRVI	DRV	11,106
DRV	DRVG	54,644
Cypress	DRV	6,272
DRV	San Juan	5,127
VPEM	DRI	79,098
VPSE	DRI	20,757
VPNS	VPS	2,584
VPEM	VPS	185,607
VPSE	VPS	27,742

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By

Virginia Power

This certificate is notice that the above named company ("Virginia Power") has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of the security or securities:

Preferred Stock

2.	Issue, renewal or guaranty:

Issue.

3.	Principal amount of each security:

$125,000,000.

4.	Rate of interest per annum of each security:

Dividend rate of 5.50 percent until the end of the initial dividend period on December 20, 2007. The dividend rate for subsequent periods will be determined according to periodic auctions.

5.	Date of issue, renewal or guaranty of security:

December 12, 2002.

6.	If renewal of security, give date of original issue:

Not applicable.

7.	Date of maturity of each security:

Not applicable.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

Lehman Brothers Inc, BNP Paribas Securities Corp., KBC Financial Products USA Inc., and SunTrust Capital Markets, Inc. acted as the underwriters which purchased the Preferred Stock for a price of $100 per share.

9.	Collateral given with each security, if any:

none

10.	Consideration received for each security:

After deducting underwriters' commissions of $1,875,000, net proceeds from the sale of Preferred Stock were $123,125,000.

11.	Application of proceeds of each security:

The net proceeds from the sale of Preferred Stock were used for general corporate purposes, including the repayment of debt.

12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

Rule 52.